

December 9, 2010

Paul Genova
Chief Executive Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

>   Re: **Wireless Telecom Group, Inc.**
>   **Form 10-K for year ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 1-11916**

Dear Mr. Genova:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 7. Management's Discussion and Analysis . . ., page 15

1.   We note your response to prior comment 4; however, it is unclear how providing general price and gross margin ranges for all products informs investors how the mix of products you sold impacted gross margin. For example, if sales of a specific product type increased or decreased during the specified period and its relative gross margin materially impacted your gross profit, this should be clear from your disclosure. Please tell us and revise future filings.

Item 11. Executive Compensation, page 23

2.   We note your response to prior comment 6:

- Please expand to clarify how you determined that an amendment is not necessary, given the incorrect amounts you say are reflected in your current disclosure and given that such amounts may not be revised until 120 days after your fiscal-year end pursuant to General Instruction G(3) of Form 10-K. It also appears that the incorrect amounts you reference

> have been incorporated by reference into registration statements you filed on Form S-3 and
> S-8; and
>
> - Clarify how you complied with Instruction 3 to Item 402(n)(2)(v) and (vi), as stated in
>   your response, given that such instruction requires footnote disclosure of the grant date fair
>   value of an award assuming the highest level of performance will be achieved regardless of
>   whether you believe the likelihood of vesting is remote.

Item 15. Exhibits and Financial Statement Schedules, page 24

3.   We will continue to evaluate your response to prior comment 7 when you file the amendment
        referenced in your response.

Note 12 – Commitments and Contingencies, page F-26

– Warranties, page F-25

4.   We note from your response to prior comment 13 that the increase in your warranty accrual related
        to a one time increase of $240,000 due to a potential rework of product shipped in 2008. Please
        revise your MD&A in future filings to discuss any unusual or infrequent events that materially
        affected your income from continuing operations.

Schedule 14A

Board Leadership, page 10

5.   We note your disclosure on page 10 that your board of directors "maintains oversight
        responsibility." In your future filings, please disclose the extent of the board's oversight, such as
        how it administers its risk oversight function and the effect that this has on the board's leadership
        structure.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if
you have questions regarding comments on the financial statements and related matters. Please contact
Louis Rambo, Staff Attorney at (202) 551-3289 or Geoff Kruczek, Reviewing Attorney, at (202) 551-
3641 with any other questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief